SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

November 7, 2024

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	BeLive Holdings
Amendment No. 4 to Registration Statement on Form F-1 Filed on October 30, 2024 File No. 333-280739

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 5 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated November 6, 2024, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Amendment No. 4 to Registration Statement on Form F-1

Unaudited Interim Condensed Consolidated Statements of Financial Position as at June 30, 2024, page F-72

1.	The balance of trade, other receivables and deposits is not consistent with the total amount set forth in Note 12. Further, current assets, total assets, current liabilities, and total liabilities are not consistent with the amounts set forth on page 8. Revise your financial statements to correct these inconsistencies.

Response:

Following review of the balance of trade, other receivables, and deposits in relation to the total amounts reported in Note 12, we are confident, in view of the following analysis, in confirming that these balances are consistent. In essence, “deposits” which were classified under non-current assets have been deducted from “total trade and other receivables and deposits” to arrive at the figure for “trade and other receivables and deposits, net”, which were classified under current assets.

F-72:

Deposits - S$15,126 (Under Non-Current Assets)

Trade and other receivables and deposits, net - S$415,425 (Under Current Assets)

Total Trade and other receivables and deposits - S$430,551

Note12:

Total Trade and other receivables and deposits - S$430,551

Furthermore, the certain amounts set forth on page 8 have been corrected;

See page 8

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact me at (303) 868-3382 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Chia Lei Kuan of Onestop Assurance PAC at +65 9499 3768 (email: leikuanchia@one-stop-ca.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
R.F. Lafferty & Co., Inc.
Lucosky Brookman LLP
Onestop Assurance PAC